F O R    I M M E D I A T E    R E L E A S E

                            PRESS RELEASE

                                      September 25, 1995
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800

                  HEALTH CARE REIT, INC. ANNOUNCES
                  $6.3 MILLION IN NEW INVESTMENTS

       Toledo, Ohio, September 25, 1995 (NYSE/HCN)....Health Care
REIT, Inc. (the "Company") announced that it has closed a $2.8 million mortgage loan for an 89-bed assisted living facility located in Baldwin Township (Pittsburgh), Pennsylvania. The facility is owned and operated by Gordon Health Ventures, Inc.

       The Company also announced that it has closed a $3.5 million construction/permanent mortgage loan for a 94-bed assisted living facility to be located in Wharton County, Texas. The facility will be owned and operated by affiliates of HearthStone Assisted Living, Inc.

       George L. Chapman, President of the Company, stated, "Health Care REIT, Inc. is pleased to have closed these financings and formed relationships with Gordon Health Ventures, Inc. and HearthStone Assisted Living, Inc. These investments confirm the Company's continuing commitment to the assisted living industry."

       Health Care REIT, Inc. is a real estate investment trust which invests in health care facilities, primarily nursing homes.
The Company also invests in assisted living facilities and retirement facilities, behavioral care facilities, specialty care hospitals and primary care facilities.